                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of slides relating to the Merger presented by Webb McKinney, HP's President, Business Customer Organization, to financial analysts and other members of the financial and investment community.

                                 [HP INVENT LOGO]

                                  webb mckinney
                                    president
                             hewlett-packard company



                          business week digital economy
                                  december 2001

AGENDA

-  changing customer needs

-  technology trends

-  hp's strategy

-  proposed merger accelerates hp's strategy

CHANGING BUSINESS CUSTOMER NEEDS

[PHOTOGRAPH]

businesses are now looking for:

-  faster time to market

-  tighter linkage between their IT

   strategy and business strategy

-  ability to manage complexity

-  faster ROI on their IT investment

-  reduced operating costs

-  secured IT assets

-  enabled mobile workplace

-  managed networks of partners

TECHNOLOGY TRENDS

[PHOTOGRAPH]

-  technology trends in the business marketplace:

  -  internet is pervasive

     >  increasing bandwidth to the internet

  -  IT delivered as a service

  -  industry standard architectures and components

  -  self-managing systems, storage and networks

  -  smart devices

  -  high-speed digital networks and digital media

  -  managing digital assets

  -  rich media

HP'S STRATEGY

            enabling e-services

              [TWO-WAY ARROW]

                enabling
             transformation

[TWO-WAY ARROW]               [TWO-WAY ARROW]

  enabling                        enabling
intelligent,                     always-on
 connected                        internet
 devices and                    infrastructure
environments

-  servers

-  middleware and management software software

-  storage and networking

-  services to integrate and operate the infrastructure

[PHOTOGRAPH]

hp and its partners enable an always-on internet infrastructure

-  design effectively for a robust and scalable solution

-  manage seamlessly for end-to-end control

-  optimize dynamically to make the most of your resources

-  evolve intelligently to maintain your edge long term

                   enabling
                transformation

                           [TWO-WAY ARROW]

                                     enabling
                                    always-on
                                    internet
                                   infrastructure

ENABLING INTELLIGENT, CONNECTED DEVICES AND ENVIRONMENTS

-  PCs

-  printing and imaging

-  handhelds

-  smart devices

-  web-enabling our own devices

- developing embedded software to help other device companies web-enable their products

-  developing world-class next-generation devices

-  developing breakthrough technologies in our labs

- pioneering advancements in intelligent, connected environments with our cooltown r&d enabling
                                 transformation

              [TWO-WAY ARROW]

   enabling
  intelligent,
   connected
  devices and
  environments

ENABLING E-SERVICES

-  IT services

   -  consulting

   -  outsourcing

   -  support

   -  education

- creating and championing the standards necessary to drive the development and integration of e-services

- providing our partners and customers with the tools to develop, deploy, and integrate e-services

-  developing partnerships to create e-services

                               enabling e-services

                                 [TWO-WAY ARROW]

                                    enabling
                                 transformation

     enabling              ENABLING SOLUTIONS
  transformation
                                                             systems integrator/internal IT integrator
                           application (isv) choice

                             standard                    solution
                           application                  integration                      custom
                            deployment                  with chosen                     deployment
                                                        applications

  establish strong                                                             HPC
  partner programs           isv                                                         or
                                                                                SI

                         [VERTICAL ARROW]                                     [VERTICAL ARROW]

  hp infrastructure                                   hp product and
 under all solutions                                service categories

                                         solutions can either be deployed on premises or
                                                      hosted/outsourced

TRANSFORMATION EXAMPLE:
@HP PORTAL

                          enabling e-services

                           [TWO-WAY ARROW]

                              enabling
                            transformation

              [TWO-WAY ARROW]              [TWO-WAY ARROW]

                 enabling                     enabling
               intelligent,                   always-on
                connected                     internet
               devices and                  infrastructure
               environments

transforming employee experience:

-  services support work/life balance

-  increased employee satisfaction

transforming business processes:

-  improved HR administration:

   -  centralized services

   -  moved to paperless processes

   -  employees self-manage personal data and transactions

radical cost savings:

-  saved $50M in people and process costs in the first year

-  6 month ROI

-  33% server consolidation; eliminated call centers

THREE CUSTOMER AND PARTNER REASONS FOR THE PROPOSED HP-COMPAQ MERGER

-  become a better, stronger partner for our customers

-  become a better, stronger ally for our partners

-  create business model/economic leverage

THE NEW HP: CUSTOMER BENEFITS

[PHOTOGRAPH]

-  deeper portfolio of products and solutions

   -  services

   -  servers

   -  storage

   -  software

   -  PCs

   -  smart devices

   -  printing and imaging

-  drive open, standards-based architectures

-  stronger ally for our partners

-  extended sales and distribution capabilities

-  drives innovation where it matters for our customers

DISPELLING THE MYTHS

[PHOTOGRAPH]

-  it's a PC deal

-  it's only about creating scale to cut costs

-  duplicating existing product lines - no real value-added synergies

-  doesn't strengthen ability to deliver high-value solutions

-  services business is 'only support'

-  can not execute

WE WILL EXECUTE

[PHOTOGRAPH]

-  credible merger leadership

-  merger and spin off experience

-  focused integration team

   -  4 businesses

   -  go-to-market

   -  culture

   -  timelines

-  executive council leadership

-  strong program management

-  experienced consultants engaged in process

-  customer feedback important to building the new hp

[PHOTOGRAPH]

CONCLUSION

-  customer needs are rapidly changing

-  technology enables new and better ways to meet evolving customer needs

-  hp has a winning strategy

- proposed merger accelerates hp's strategy and provides more customer, partner, employee and shareowner value

                   [HP INVENT LOGO]

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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